Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2024 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 20, 2024

Guangzhou, China, August 20, 2024 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended June 30, 2024.

Second Quarter 2024 Highlights

•	Total net revenues for the second quarter of 2024 were RMB26.9 billion (US$3.7 billion), compared with RMB27.9 billion in the prior year period.

•	GMV[1] for the second quarter of 2024 was RMB50.6 billion, which largely stayed flat compared with that in the prior year period.

•	Gross profit for the second quarter of 2024 increased by 2.2% year over year to RMB6.3 billion (US$872.6 million) from RMB6.2 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the second quarter of 2024 was RMB1.9 billion (US$265.7 million), compared with RMB2.1 billion in the prior year period.

•	Non-GAAP net income attributable to Vipshop’s shareholders[2] for the second quarter of 2024 was RMB2.2 billion (US$298.0 million), compared with RMB2.4 billion in the prior year period.

•	The number of active customers[3] for the second quarter of 2024 was 44.3 million, compared with 45.6 million in the prior year period.

•	Total orders[4] for the second quarter of 2024 were 197.8 million, compared with 213.8 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the given period, including the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments.

[3]

“Active customers” is defined as registered members who have purchased from the Company’s self-operated online sales business or the Company’s online marketplace platforms, excluding those who made their purchases from the Company’s online stores operated at third-party platforms, at least once during the relevant period. Beginning in the fourth quarter of 2023, the Company updated its definition of “active customers” to exclude registered members who make their purchases from the Company’s online stores operated at third-party platforms. The active customer figures for the historical periods presented in this press release have been retrospectively adjusted accordingly.

[4]

“Total orders” is defined as the total number of orders placed during the given period, including the orders for products and services sold through the Company’s online sales business and on the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “Our second quarter results reflected the agility of our team and the resilience of our business model, as we achieved operational excellence in the face of slower sales momentum. The fundamental strength of our business was evidenced by the resilient performance of our core brands and active Super VIP members. In the second quarter, we continued to sharpen our focus on enriching merchandise offerings, delivering value, and providing worry-free services, which are our core competitive edges. Looking ahead, we will stay close to customer needs, continue investing in our merchandising capabilities, and consistently execute on the discount retail fundamentals to achieve quality growth for the long term.”

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “In the second quarter, we achieved solid profitability despite ongoing pressure on the topline growth. Our continued efforts in operating efficiency improvement helped us maintain consistent and healthy margins. Moreover, we accelerated our pace of preserving shareholder value with over US$200 million having been utilized for share buybacks during the quarter, and a new share repurchase program of up to US$1 billion will be in place after we fully utilize the remaining amount under the existing program. While uncertainties remain in the near term, we believe that our disciplined approach to managing the business, along with the long-term investments we are making in line with our strategy, positions us well to deliver sustainable and profitable growth in the long run.”

Second Quarter 2024 Financial Results

REVENUES

Total net revenues for the second quarter of 2024 were RMB26.9 billion (US$3.7 billion), compared with RMB27.9 billion in the prior year period.

GROSS PROFIT

Gross profit for the second quarter of 2024 increased by 2.2% year over year to RMB6.3 billion (US$872.6 million) from RMB6.2 billion in the prior year period. Gross margin for the second quarter of 2024 increased to 23.6% from 22.2% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the second quarter of 2024 decreased by 4.2% year over year to RMB4.3 billion (US$590.8 million) from RMB4.5 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the second quarter of 2024 decreased to 16.0% from 16.1% in the prior year period.

•

Fulfillment expenses for the second quarter of 2024 decreased by 0.8% year over year to RMB2.16 billion (US$297.9 million) from RMB2.18 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the second quarter of 2024 was 8.1%, compared with 7.8% in the prior year period.

•

Marketing expenses for the second quarter of 2024 decreased by 17.0% year over year to RMB740.7 million (US$101.9 million) from RMB892.5 million in the prior year period. As a percentage of total net revenues, marketing expenses for the second quarter of 2024 decreased to 2.8% from 3.2% in the prior year period.

•

Technology and content expenses for the second quarter of 2024 increased by 10.0% year over year to RMB487.2 million (US$67.0 million) from RMB443.0 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the second quarter of 2024 was 1.8%, compared with 1.6% in the prior year period.

•

General and administrative expenses for the second quarter of 2024 decreased by 6.5% year over year to RMB900.7 million (US$123.9 million) from RMB963.1 million in the prior year period. As a percentage of total net revenues, general and administrative expenses for the second quarter of 2024 decreased to 3.4% from 3.5% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the second quarter of 2024 increased by 16.5% year over year to RMB2.2 billion (US$307.2 million) from RMB1.9 billion in the prior year period. Operating margin for the second quarter of 2024 increased to 8.3% from 6.9% in the prior year period.

Non-GAAP income from operations5 for the second quarter of 2024, which excluded share-based compensation expenses, increased by 11.6% year over year to RMB2.6 billion (US$352.9 million) from RMB2.3 billion in the prior year period. Non-GAAP operating margin6 for the second quarter of 2024 increased to 9.5% from 8.2% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the second quarter of 2024 was RMB1.9 billion (US$265.7 million), compared with RMB2.1 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the second quarter of 2024 was 7.2%, compared with 7.5% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the second quarter of 2024 was RMB3.49 (US$0.48), compared with RMB3.75 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the second quarter of 2024, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, was RMB2.2 billion (US$298.0 million), compared with RMB2.4 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the second quarter of 2024 was 8.1%, compared with 8.6% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the second quarter of 2024 was RMB3.91 (US$0.54), compared with RMB4.30 in the prior year period.

For the quarter ended June 30, 2024, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 553,677,165.

BALANCE SHEET AND CASH FLOW

As of June 30, 2024, the Company had cash and cash equivalents and restricted cash of RMB21.6 billion (US$3.0 billion) and short term investments of RMB1.9 billion (US$264.3 million).

[5]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[6]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

For the quarter ended June 30, 2024, net cash generated from operating activities was RMB287.1 million (US$39.5 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	June 30, 2023 RMB’000	June 30, 2024 RMB’000	June 30, 2024 US$’000
Net cash generated from operating activities	4,053,402	287,090	39,505
Reconciling items:
Net impact from internet financing activities[11]	199,429	27,193	3,742
Capital expenditures	(1,658,548)	(1,178,086)	(162,110)

Free cash inflow (outflow)	2,594,283	(863,803)	(118,863)

For the trailing twelve months ended

	June 30, 2023 RMB’000	June 30, 2024 RMB’000	June 30, 2024 US$’000
Net cash generated from operating activities	11,764,313	9,626,765	1,324,687
Reconciling items:
Net impact from internet financing activities	315,313	(84,782)	(11,666)
Capital expenditures	(3,906,017)	(4,360,210)	(599,985)

Free cash inflow	8,173,609	5,181,773	713,036

Share Repurchase Program

During the quarter ended June 30, 2024, the Company repurchased US$205.9 million of its ADSs under its current US$1 billion share repurchase program, which is effective through March 2025. As of June 30, 2024, the Company has an unutilized amount of US$330.3 million under this program.

The board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$1 billion of its American depositary shares or Class A ordinary shares for a 24-month period commencing from the full utilization of the existing share repurchase program adopted in March 2023, as amended.

The Company will implement its share repurchases in accordance with applicable rules and requirements under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy. The Company’s board of directors will review the share repurchase programs periodically, and may authorize adjustment of their terms and size. The Company expects to fund the repurchases out of its existing cash balance.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Amended and Restated 2014 Share Incentive Plan

The Company adopted an Amended and Restated 2014 Share Incentive Plan, as approved and authorized by the board of directors of the Company and its compensation committee. This plan amends and restates the original plan in its entirety, primarily for the purpose of extending the term of the original plan, and assumes all awards granted under the original plan. The Amended and Restated 2014 Share Incentive Plan will expire upon the tenth anniversary of the effective date.

Business Outlook

For the third quarter of 2024, the Company expects its total net revenues to be between RMB20.5 billion and RMB21.6 billion, representing a year-over-year decrease of approximately 10% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency translations of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the effective noon buying rate on June 28, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 28, 2024, or at any other rate.

Conference Call Information

The Company will hold a conference call on Tuesday, August 20, 2024 at 7:30 am U.S. Eastern Time, 7:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BIfbccf9124acb48109bcc343f7ada8c5b

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/7y28oi6a. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that cash flows for the period presented and the detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”) have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform, and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Product revenues	26,163,113	25,077,607	3,450,794	52,100,943	50,924,737	7,007,477
Other revenues (1)	1,716,187	1,797,561	247,353	3,314,740	3,596,311	494,869

Total net revenues	27,879,300	26,875,168	3,698,147	55,415,683	54,521,048	7,502,346

Cost of revenues	(21,677,355)	(20,533,956)	(2,825,566)	(43,309,175)	(41,634,335)	(5,729,075)

Gross profit	6,201,945	6,341,212	872,581	12,106,508	12,886,713	1,773,271

Operating expenses:
Fulfillment expenses (2)	(2,181,066)	(2,164,681)	(297,870)	(3,964,897)	(4,150,206)	(571,087)
Marketing expenses	(892,505)	(740,662)	(101,918)	(1,729,399)	(1,431,546)	(196,987)
Technology and content expenses	(443,046)	(487,156)	(67,035)	(835,809)	(969,057)	(133,347)
General and administrative expenses	(963,117)	(900,671)	(123,936)	(2,010,788)	(1,829,758)	(251,783)

Total operating expenses	(4,479,734)	(4,293,170)	(590,759)	(8,540,893)	(8,380,567)	(1,153,204)

Other operating income	194,288	184,380	25,372	336,577	485,978	66,873

Income from operations	1,916,499	2,232,422	307,194	3,902,192	4,992,124	686,940
Investment gain (loss) and revaluation of investments	39,354	(17,855)	(2,457)	81,334	(21,413)	(2,947)
Impairment loss of investments	(19,105)	(14,691)	(2,022)	(19,105)	(14,691)	(2,022)
Interest expense	(1,989)	(13,666)	(1,881)	(7,696)	(24,221)	(3,333)
Interest income	183,168	191,656	26,373	405,133	407,713	56,103
Exchange gain (loss)	282,636	(74,896)	(10,306)	274,449	(77,263)	(10,632)

Income before income tax expense and share of income of equity method investees	2,400,563	2,302,970	316,901	4,636,307	5,262,249	724,109
Income tax expenses	(339,056)	(405,646)	(55,819)	(729,201)	(1,024,932)	(141,035)
Share of income of equity method investees	49,202	47,203	6,495	81,009	55,138	7,587

Net income	2,110,709	1,944,527	267,577	3,988,115	4,292,455	590,661
Net income attributable to non-controlling interests	(13,255)	(13,320)	(1,833)	(31,931)	(44,538)	(6,129)

Net income attributable to Vipshop’s shareholders	2,097,454	1,931,207	265,744	3,956,184	4,247,917	584,532

Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	110,053,473	108,709,998	108,709,998	112,975,907	108,584,522	108,584,522
—Diluted	111,819,666	110,735,433	110,735,433	114,669,108	110,708,271	110,708,271
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	19.06	17.76	2.44	35.02	39.12	5.38
Net income attributable to Vipshop’s shareholders—Diluted	18.76	17.44	2.40	34.50	38.37	5.28
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	3.81	3.55	0.49	7.00	7.82	1.08
Net income attributable to Vipshop’s shareholders—Diluted	3.75	3.49	0.48	6.90	7.67	1.06

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets, fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets, fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB1.6 billion and RMB1.5 billion in the three month periods ended June 30, 2023 and June 30, 2024, respectively.	(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB2.9 billion and RMB2.9 billion in the six month periods ended June 30, 2023 and June 30, 2024, respectively.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended			Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	23,173	20,727	2,852	38,542	41,091	5,654
Marketing expenses	8,383	7,516	1,034	17,711	15,335	2,110
Technology and content expenses	92,906	96,856	13,328	154,273	190,288	26,185
General and administrative expenses	256,996	206,985	28,482	475,076	380,832	52,404

Total	381,458	332,084	45,696	685,602	627,546	86,353

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	25,414,729	21,030,780	2,893,932
Restricted cash	882,637	587,796	80,883
Short term investments	1,983,201	1,920,872	264,321
Accounts receivable, net	778,767	932,010	128,249
Amounts due from related parties, net	553,502	574,880	79,106
Other receivables and prepayments, net	2,298,612	2,529,655	348,092
Loan receivables, net	4,437	5,476	754
Inventories	5,644,713	4,172,868	574,206

Total current assets	37,560,598	31,754,337	4,369,543

NON-CURRENT ASSETS
Property and equipment, net	16,882,100	17,585,608	2,419,860
Deposits for property and equipment	200,739	178,269	24,531
Land use rights, net	10,132,626	10,433,786	1,435,737
Intangible assets, net	332,821	329,733	45,373
Investment in equity method investees	2,155,561	2,063,075	283,889
Other investments	2,916,189	3,163,209	435,272
Other long-term assets	147,669	237,930	32,740
Goodwill	755,213	755,213	103,921
Deferred tax assets, net	685,017	689,995	94,946
Operating lease right-of-use assets	554,061	459,412	63,217

Total non-current assets	34,761,996	35,896,230	4,939,486

TOTAL ASSETS	72,322,594	67,650,567	9,309,029

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,425,576	2,485,533	342,021
Accounts payable	17,259,395	12,225,160	1,682,238
Advance from customers	1,689,881	1,319,266	181,537
Accrued expenses and other current liabilities	9,560,449	8,029,983	1,104,963
Amounts due to related parties	150,373	184,165	25,342
Deferred income	457,594	432,360	59,495
Operating lease liabilities	80,868	66,052	9,089

Total current liabilities	30,624,136	24,742,519	3,404,685

NON-CURRENT LIABILITIES
Deferred tax liability	692,492	647,273	89,068
Deferred income-non current	1,756,949	1,951,942	268,596
Operating lease liabilities	689,259	607,278	83,564

Total non-current liabilities	3,138,700	3,206,493	441,228

TOTAL LIABILITIES	33,762,836	27,949,012	3,845,913

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, 98,877,929 and 99,958,367 shares issued, of which 92,900,247 and 91,129,644 shares were outstanding as of December 31, 2023 and June 30, 2024, respectively)	62	63	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	11	11	2
Treasury shares, at cost (5,977,682 and 8,828,723 Class A shares as of December 31, 2023 and June 30, 2024, respectively )	(3,624,763)	(5,205,735)	(716,333)
Additional paid-in capital	4,444,755	4,751,653	653,849
Retained earnings	36,836,928	39,414,170	5,423,570
Accumulated other comprehensive loss	(695,589)	(684,551)	(94,197)
Non-controlling interests	1,598,354	1,425,944	196,216

Total shareholders’ equity	38,559,758	39,701,555	5,463,116

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,322,594	67,650,567	9,309,029

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Income from operations	1,916,499	2,232,422	307,194	3,902,192	4,992,124	686,940
Share-based compensation expenses	381,458	332,084	45,696	685,602	627,546	86,353

Non-GAAP income from operations	2,297,957	2,564,506	352,890	4,587,794	5,619,670	773,293

Net income attributable to Vipshop’s shareholders	2,097,454	1,931,207	265,744	3,956,184	4,247,917	584,532
Share-based compensation expenses	381,458	332,084	45,696	685,602	627,546	86,353
Impairment loss of investments	19,105	14,691	2,022	19,105	14,691	2,022
Investment (gain) loss and revaluation of investments excluding dividends	(39,352)	17,855	2,457	(81,333)	21,413	2,947
Reconciling items on the share of equity method investments(4)	(22,897)	(15,124)	(2,081)	(37,612)	(28,647)	(3,942)
Tax effects on non-GAAP adjustments	(34,432)	(115,297)	(15,865)	(71,390)	(134,789)	(18,548)

Non-GAAP net income attributable to Vipshop’s shareholders	2,401,336	2,165,416	297,973	4,470,556	4,748,131	653,364

(4) To exclude the GAAP to non-GAAP reconciling items relating to investment (gain) loss and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	110,053,473	108,709,998	108,709,998	112,975,907	108,584,522	108,584,522
—Diluted	111,819,666	110,735,433	110,735,433	114,669,108	110,708,271	110,708,271
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	21.82	19.92	2.74	39.57	43.73	6.02
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	21.48	19.55	2.69	38.99	42.89	5.90
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	4.36	3.98	0.55	7.91	8.75	1.20
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	4.30	3.91	0.54	7.80	8.58	1.18